Via EDGAR

May 7, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Tim Buchmiller, Senior Attorney

Re:	Kulicke and Soffa Industries, Inc.

Form 10-K filed December 11, 2007

Form 10-Q filed February 5, 2008

File No. 0-00121

Dear Mr. Buchmiller:

Kulicke and Soffa Industries, Inc. (the “Company”) has considered the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 24, 2008 relating to the above-referenced filings, and on behalf of the Company, I respectfully provide the Company’s responses to the Staff’s comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Form 10-K for the fiscal year ended September 29, 2007

Item 7.	Management’s Discussion and Analysis

1.	We note that your discussion and analysis repeats much of the information contained in the “Business” section of your annual report on Form 10-K. Please revise your disclosure in your future filings, as applicable, to add an overview that contains a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” See Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

The Company will revise, to address the Staff comments, the “Management’s Discussion and Analysis” section in the reports it files in the future with the Commission pursuant to the Securities Exchange Act of 1934, as amended, beginning with the Company’s quarterly report on Form 10-Q for its current fiscal quarter.

Tim Buchmiller

May 7, 2008

Form 10-Q for the period ended December 29, 2007

Exhibits 32.1 and 32.2

2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings, as applicable, the Company will not include the certifying individual’s title at the beginning of the certification required by Exchange Act Rule 13a-14(a). The Company is aware that the Staff intends this comment to apply to Exhibits 31.1 and 31.2 of its form 10-Q filed February 5, 2008.

Tim Buchmiller

May 7, 2008

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the required disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions.

Very truly yours,

/s/ David J. Anderson
David J. Anderson, Vice President and General Counsel